Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

XTRA-GOLD PROVIDES ASSAY RESULTS OF RECENT SURFACE CHANNEL
SAMPLES AND PRELIMINARY IP SURVEY RESULTS

Toronto, Ontario – April 25, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF, is very pleased to announce additional surface channel sampling results from the recently discovered Main Shear - L7600N Gold Shoot, as well as preliminary results of an Induced Polarization / Resistivity ground survey (“IP Survey”) covering the entire extent of the Zone 5 gold-in-soil anomaly, on the Company’s wholly-owned Kibi Gold Project, located in the Kibi – Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa. Highlights of the channel sampling and IP survey results reported today include:

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5.1 m grading 5.88 grams per tonne (“g/t”) gold, including 10.65 g/t gold over 0.5 m, in saw-cut channel string #KBCS080-28; and 3 m grading 10.37 g/t gold, including 16.80 g/t gold over 1 m, in trench #TCK013 (Main Shear - L7600N Gold Shoot);

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Vertical channel sampling of low-angle extensional quartz-tourmaline veining array returning intercepts of up to 1 m grading 10.55 g/t gold and 1.6 m grading 8.39 g/t gold in sample strings #CCRS002-V-5.6 and #CCRS002-V-8.4; greatly enhancing the bulk mining potential of the Main Shear structure;

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Preliminary interpretation of IP data indicates that the Main Shear and L7600W auriferous structures lie in close proximity to high resistivity axes along the southeast and northwest margins of a broad resistivity trend extending over a 1,000 m distance; with the Main Shear mineralization spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 m strike distance.

Table 1 channel samples were assayed by ALS Ghana Limited.

Table 1: Saw-Cut Channel / Trench Channel Grade Composites Zone 5 - Main Shear – L7600N Gold Shoot
Sample String/ Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
KBCS080-24	3.5	5.0	1.5	2.04	Bedrock; Saw-Cut Channels
KBCS080-25	0.0	2.2	2.2	2.47	Bedrock; Saw-Cut Channels
including	0.9	1.8	0.9	4.19
KBCS080-28	1.4	6.5	5.1	5.88	Bedrock; Saw-Cut Channels
including	1.4	1.9	0.5	10.65
TCK013	2.0	5.0	3.0	10.37	Saprolite; Trench Channels
including	3.0	4.0	1.0	16.80
CCRS002	4.0	8.0	4.0	2.29	Saprolite; Trench Channels
including	4.0	6.0	2.0	3.24
CCRS002-V-5.6	0.0	1.0	1.0	10.55	Saprolite; Vertical Channels

Sample String/ Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
CCRS002-V-8.4	0.0	1.6	1.6	8.39	Saprolite; Vertical Channels
including	0.0	1.0	1.0	11.15
KBCS080-V53	0.0	0.9	0.9	2.45	Saprolite; Vertical Channels
KBCS080-V54	0.5	1.4	0.9	2.92	Saprolite; Vertical Channels
KBCS080-V55	0.4	1.0	0.6	2.47	Saprolite; Vertical Channels
KBCS080-V57	0.0	0.5	0.5	2.82	Saprolite; Vertical Channels
KBCS080-V58	0.0	0.7	0.7	2.10	Saprolite; Vertical Channels
KBCS078-5	2.2	3.0	0.8	54.30	Bedrock; Saw-Cut Channels (L7600W Shear)
Notes:
Due to irregular bedrock surface the reported saw-cut channel intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Reported trench intercepts are trench-lengths; true width of mineralization is unknown at this time.
Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low- angle extensional veining.

Main Shear – L7600N Gold Shoot Sampling Results

The present Main Shear – L7600N Gold Shoot sampling results correspond to an approximately 12.5 m wide by 30 m long bedrock trench exposure centered approximately 35 m along strike to the southwest of the 13 m wide, gold bearing, braided structure reported in the March 4, 2013 news release. On this new exposure the Main Shear consists of a sinuous, pinch and swell shear zone ranging from approximately 2 m to 5 m in width and containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. An array of mineralized low-angle extensional veins is spatially associated with the controlling vertical shear veining.

Saw-cut channel sample string #KBCS080-28 collected across the Main Shear structure in the middle of the bedrock exposure returned a mineralized intercept of 5.1 m grading 5.88 g/t gold, including 10.65 g/t gold over 0.5 m. Channel sampling of the structure within the saprolitic material along the trench walls returned a mineralized intercept of 3 m grading 10.37 g/t gold, including 16.80 g/t gold over 1 m, in trench channel string #TCK013 located approximately 6.5 m northeast of the #KBCS080-28 saw-cut channel intercept; and trench channel string #CCRS002 located approximately 6 m to the southwest of the #KBCS080-28 bedrock intercept returned 4 m grading 2.29 g/t gold, including 3.24 g/t gold over 2 m. Saw-cut channel string #KBCS080-25 collected across the structure at the northeast margin of the bedrock exposure yielded 2.2 m grading 2.47 g/t gold, including 4.19 g/t gold over 0.9 m.

A total of 13 vertical channel sample strings ranging from 0.5 m to 3 m in length were collected within the saprolitic material along the trench walls to test the low-angle extensional vein array extending out a minimum of 18 m from the hanging wall of the controlling vertical shear veining. Highlights of the vertical channel sampling include: 1 m grading 10.55 g/t gold and 1.6 m grading 8.39 g/t gold, including 11.15 g/t gold over 1 m, in sample strings #CCRS002-V-5.6 and #CCRS002-V-8.4 on the southwest trench wall; and 0.9 m grading 2.45 g/t gold and 0.9 m grading 2.92 g/t gold in sample strings #KBCS080-V53 and #KBCS080-V54 on the northeast trench wall. Of the 34 vertical channel samples (0.2 m – 1 m) collected: 7 yielded less than 0.01 g/t gold; 10 returned gold values from 0.1 g/t to 1 g/t; 12 between 1 g/t and 3 g/t gold; 3 between 3 g/t and 7 g/t gold; and 2 samples returned values over 10 g/t gold (11.15 g/t maximum).

Saw-cut channel sampling on the L7600W Shear, located approximately 260 m northwest of the above L7600N gold shoot showing, returned 0.8 m grading 54.30 g/t gold in sample string #KBCS078-5. The L7600W Shear consists of an approximately 10 m wide, NE-trending, braided shear zone traced over an approximately 50 m distance along stripped off outcrops. Previously reported intercepts from this auriferous structure include 0.8 m grading 8.83 g/t gold and 1 m grading 3.74 g/t gold in saw-cut channel sample strings #KBCS078-2 and #KBCS078-3.

The present sampling results extend the L7600N Gold Shoot over an approximately 85 m strike distance; with the Main Shear traced to date over an approximately 500 m strike length. Geological mapping/sampling indicates that the Zone 5 Gold Corridor corresponds to a minimum 325 m wide braided shear zone system encompassing at least 7 auriferous shear zones. The auriferous shear zone system is spatially associated with an approximately 1.8 km long by 300 m to 800 m wide, NE-trending, anomalous gold-in-soil trend.

Zone 5 Induced Polarization / Resistivity Survey

Preliminary interpretation of the recently completed IP survey data indicates that the Zone 5 Gold Corridor is spatially associated with a broad, NE-trending high resistivity anomaly spanning in width from 250 m to 350 m and extending over an approximately 1,000 m distance; with the Main Shear and L7600W structures lying proximate to high resistivity axes along the southeast and northwest margins of the broad resistivity trend, respectively. The Main Shear mineralization appears to be spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 m strike distance.

The broad resistivity anomaly to which the Zone 5 Gold Corridor is spatially associated appears to form part of a series of NE-trending (055o – 065o) high resistivity trends abutting against and/or bending into a NNE-trending (030o) regional fault characterized by a high chargeability / high conductivity signature; and cross-cut by the regional NNE structural fabric. Geological mapping observations appear to indicate that these high resistivity trends correspond to broad zones of strong iron carbonate (+/- silica) alteration.

Preliminary interpretation results indicate the presence of an additional 17 coincident chargeable (IP) / resistive anomalies across the Zone 5 grid, including 3 high priority IP targets spanning from 300 m to 600 m in length. Of particular exploration interest is an approximately 600 m long IP trend characterized by a strong resistivity / weak – moderate chargeability signature exhibiting a spatial relationship to anomalous gold-in-soil values and quartz – iron carbonate float samples yielding gold values of 1.09 g/t and 0.47 g/t.

The geophysical survey was carried out by Sagax Afrique S.A. (“Sagax”) from mid-January to mid–February 2013. Sagax is an experienced geophysical contractor who has worked on similar Birimian-hosted lode gold deposits throughout West Africa. The IP data was acquired using a pole-dipole electrode array with a dipole spacing of 50 m which was expanded through 9 separations (n=1 to 10). A total of 23 NW-SE oriented profiles, spaced 100 m apart, were surveyed for a total of 31.2 line-kilometers. Detailed analysis of the IP data is still underway and a detailed interpretation of the Main Shear gold trend and other high priority targets will be released when available.

Ongoing Zone 5 Work Program

Outcrop stripping / trenching is ongoing to further define the Zone 5 Gold Corridor; as well as detailed geological mapping and channel sampling of the auriferous shears identified to date. Prospecting / reconnaissance geology of the additional high priority gold targets recently defined by the IP survey has also been initiated.

Yves P. Clement, P. Geo, Vice President, Exploration for Xtra-Gold is acting as the Qualified Person in compliance with National Instrument 43-101 (“NI 43-101”) with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI 43-101. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com. Xtra-Gold has implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core, reverse circulation (RC) samples, and trench channel samples, the details of which can be viewed on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. Xtra-Gold’s Kibi Project consists of an over 5.5 km long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam Concession.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone: 416 366-4227
E-mail: info@xtragold.com
Website: www.xtragold.com